DD
9/4/12



SEC
Mail Processing
Section
AUG 29 2012

9/13

Washington DC
400

SECUR ... ION

12062776

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tibra Trading America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Dr Suite 5400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Deering (312) 780-0749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E Randolph St	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/19/12

OATH OR AFFIRMATION

I, Dan Deering, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tibra Trading America LLC, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



AMANDA RUBIN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 01, 2013

Signature

Head of Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TIBRA TRADING AMERICA LLC

Financial Statements and Supplementary Schedules
Pursuant of Sec Rule 17a-5(d)

June 30, 2012

(With Reports of Independent Registered Public Accounting Firm Thereon)

TIBRA TRADING AMERICA LLC

Table of Contents



KPMG LLP
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Tibra Trading America LLC:

We have audited the accompanying statement of financial condition of Tibra Trading America LLC (the Company) as of June 30, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tibra Trading America LLC as of June 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

August 24, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

TIBRA TRADING AMERICA LLC

Statement of Financial Condition

June 30, 2012

Assets		
Cash and cash equivalents	$	184,930
Dividends receivable		311,815
Securities owned, at market value		202,646,211
Membership in exchanges, at cost (fair value: 117,000)		66,000
Fixed assets, net of accumulated depreciation		551,041
Other assets		684,174
Total assets	$	204,444,171
Liabilities and Member's Equity		
Payables to broker-dealers and clearing organizations	$	31,788,396
Securities sold, not yet purchased, at market value		160,398,635
Accounts payable and accrued liabilities		1,145,277
Due to affiliates		2,888,048
Total liabilities		196,220,356
Member's equity		8,223,815
Total liabilities and member's equity	$	204,444,171

See accompanying notes to financial statements.

TIBRA TRADING AMERICA LLC

Statement of Operations

Year ended June 30, 2012

Revenues:		
Trading income	$	20,331,349
Other income		1,554,112
Total revenues		21,885,461
Expenses:		
Compensation and related expenses		6,882,651
Commission, clearing, and exchange fees		9,102,840
Interest expense		87,796
Depreciation		313,057
Communication and data processing		2,499,489
Occupancy and related costs		411,301
Professional fees		227,720
Other expenses		4,289,650
Total expenses		23,814,504
Net loss	$	(1,929,043)

See accompanying notes to financial statements.

TIBRA TRADING AMERICA LLC

Statement of Changes in Member's Equity

Year ended June 30, 2012

		Paid-in capital	Retained earnings (accumulated deficit)	Total
Balance at June 30, 2011	$	9,800,000	(2,647,142)	7,152,858
Capital contributions		3,000,000	—	3,000,000
Net loss		—	(1,929,043)	(1,929,043)
Balance at June 30, 2012	$	12,800,000	(4,576,185)	8,223,815

See accompanying notes to financial statements.

TIBRA TRADING AMERICA LLC

Statement of Cash Flows

Year ended June 30, 2012

Cash flows from operating activities:		
Net loss	$	(1,929,043)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		207,167
Effects of changes in operating assets and liabilities:		
Receivables from broker-dealer		28,149,296
Payables to broker-dealers and clearing organizations		31,788,396
Securities owned, at market value		(118,326,566)
Securities sold, not yet purchased, at market value		55,708,394
Dividends receivable		(311,815)
Other assets		(630,689)
Accounts payable and accrued liabilities		(626,868)
Due to affiliates		2,888,048
Due from affiliates		639,490
Net cash used in operating activities		(2,444,190)
Cash flows from investing activities:		
Purchase of fixed assets		(492,592)
Sale of exchange memberships		83,000
Net cash used in investing activities		(409,592)
Cash flows from financing activities:		
Proceeds from capital contributions		3,000,000
Net cash provided by financing activities		3,000,000
Net increase in cash		146,218
Cash and cash equivalents at beginning of period		38,712
Cash at end of period	$	184,930
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$	255,672

See accompanying notes to financial statements.

(1) Background

Tibra Trading America LLC (the Company) was organized on May 27, 2009 under the Limited Liability Company Act of Delaware. The Company is a wholly owned subsidiary of Tibra Capital Pty Ltd (the Parent), and a member of the related affiliated group. The business of the Company is primarily to engage as a market maker and a trader in stocks, stock options, futures, exchange traded options and exchange traded funds listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various stock, options, and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and other exchange members. The Company commenced trading on November 12, 2009.

(2) Significant Accounting Policies

(a) Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Securities Owned, Securities Sold, Not Yet Purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Owned, and Securities Sold, Not Yet Purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures.*

(c) Revenue Recognition

Securities transactions and related commissions and clearing expenses are recorded on a trade date basis as securities transactions occur.

(d) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of two to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(e) Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost.

(f) ***Statement of Cash Flows***

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(g) ***Income Taxes***

The Company is organized as a single-member limited liability company.

Federal Income Taxes

The Company has not elected to be treated as a corporation for U.S. tax purposes and is treated as a disregarded entity. The Company has no U.S. tax filing requirements as a disregarded entity.

Australian Income Taxes

The Company's results are included in its parent's results for Australian tax purposes.

(h) ***New Accounting Pronouncements Adopted***

In July 2009, the FASB implemented the FASB Codification (the Codification) as the single source of authoritative U.S. generally accepted accounting principles. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight different areas, ranging from industry-specific to general financial statement matters. Use of the Codification is effective for interim and annual periods ending after September 15, 2009.

(3) Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value stated at closing exchange quotes on a recurring basis as of June 30, 2012:

Fair value measurements on a recurring basis

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Equities	$ 79,672,576	—	—	79,672,576
Options on futures	17,694,598	—	—	17,694,598
Options on equities	105,279,037	—	—	105,279,037
Futures owned:				
Futures open trade equity (a)	7,792,221	—	—	7,792,221
Totals	$ 210,438,432	—	—	210,438,432
Liabilities:				
Securities sold, not yet purchased:				
Equities	$ 43,474,885	—	—	43,474,885
Options on futures	35,778,590	—	—	35,778,590
Options on equities	81,145,161	—	—	81,145,161
Futures sold, not yet purchased:				
Futures open trade equity (a)	15,070,053	—	—	15,070,053
Totals	$ 175,468,689	—	—	175,468,689

(a) Open Trade Equity balances presented in payables to broker-dealers and clearing organizations on the balance sheet.

(4) Affiliate Service Charges and Income

During the period, the Company utilized service agreements with its affiliates under which the affiliates provide the Company with or receive from the Company trading services support, software licenses, and administration. The Company is charged for services performed by its affiliates and receives income for services provided to its affiliates. For the period, the Company was charged $3,929,603 in respect of its service agreements with its affiliates and this is included in the Other Expenses line of the Statement of Operations. Included in Other Income is $1,456,596 in respect of income from affiliates for the period in accordance with service agreements. All service transactions are conducted on an arm's length basis.

(5) Payable to Broker-Dealer

The Company clears its proprietary transactions through another broker-dealer/futures commission merchant on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(Continued)

The following table presents the Company's payable to the broker-dealer as of June 30, 2012:

Unsettled trades	$	(38,364,059)
Cash positions		13,853,495
Futures owned		7,792,221
Futures sold, not yet purchased		(15,070,053)
Total	$	(31,788,396)

(6) Fixed Assets

Equipment and leasehold improvements at June 30, 2012 comprised the following:

Software	$	11,797
Office equipment		962,855
Office furniture		27,145
Less accumulated depreciation		(450,756)
Total	$	551,041

(7) Securities Owned and Sold, but Not Yet Purchased

Marketable securities owned and sold, not yet purchased, are stated at closing exchange quotes and comprise the following at June 30, 2012:

		Owned	Sold not yet purchased
Equities	$	79,672,576	43,474,885
Options on futures		17,694,598	35,778,590
Options on equities		105,279,037	81,145,160
Total	$	202,646,211	160,398,635

(8) Due to Affiliates

Due to affiliates consists of noninterest-bearing transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and due on demand.

Tibra Capital Pty Ltd	$	91,546
Tibra Global Services Pty Ltd		2,793,349
Tibra Trading Europe Ltd		865
Tibra North America Pty Ltd		2,288
Total	$	2,888,048

(Continued)

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2012, the Company had net capital of $5,324,527, which was $5,057,358 greater than its required net capital of $267,169. The Company's net capital ratio was 0.75 to 1.

(10) Financial Instruments

ASC Topic 815, *Derivatives and Hedging* (ASC 815), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading income in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker-dealer. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring

brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

As a market maker, the Company executes approximately 100,000 option, 6,000 futures, and 600,000 equities trades daily. For the year ended June 30, 2012, the Company recorded the following gains and losses relating to each type of instrument traded:

		Trading income
Futures	$	59,285,991
Equities		(25,895,188)
Options		(13,059,454)
Total	$	20,331,349

(11) Leases

For the year ended June 30, 2012, net rent expense for office space was approximately $295,000.

The Company has a noncancelable operating lease for its office and that requires the Company to pay all executing costs such as maintenance and insurance. Future minimum lease payments under the noncancelable operating lease (with initial or remaining lease terms in excess of one year) are approximately as follows as of June 30, 2012:

		Future minimum lease payments
Year ending June 30:		
2013	$	513,597
2014		469,196
2015		199,806
2016		—
2017		—
Thereafter		—
Total	$	1,182,599

(12) Income Taxes

As the Company is organized as a limited liability company and its taxable income is reported by its ultimate parent entity, there is no tax expense or benefit recorded by the Company.

(a) United States Federal Income Tax

In accordance with ASC Topic 740, *Income Taxes*, if the Company was a taxable entity in the United States, income tax expense for the period would have been calculated at the federal tax rate of 35%.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

If the Company was a standalone company it would have incurred a loss for federal tax purposes for the period and there would be no current Federal tax. The gross amount of deferred tax assets would have been $1,596,747. A full valuation allowance would have been recorded against the net deferred tax asset position.

(b) Australian Corporate Income Tax

The Company is treated as a flow through division of its Australian parent for Australian income tax purposes. The Company is a single-member limited liability company, which is disregarded for Australian income tax purposes, so no deferred tax assets or liabilities are reported on its financial statements. Rather, the ultimate parent entity will report any related deferred tax amounts in its financial statements.

In respect of Australian corporate income taxes, if the Company was a taxable entity in Australia, income tax expense (benefit) for the period would have been calculated at the statutory rate of 30% with a credit for US federal taxes paid. If the Company was a stand-alone taxable entity in Australia as of June 30, 2012, the gross deferred tax asset would have been $1,368,640.

(13) Capital

During 2012, the Parent made a cash contribution of $3,000,000 to the Company. The Parent has indicated its intent to provide such capital support to the Company for the foreseeable future.

(14) Subsequent Event

In September 2012, the Company intends to transfer substantially all of its commodity related trading business to a newly formed entity. Any impact on the Company's capital and related net capital requirements will be determined on the actual date of the transfer.

SUPPLEMENTARY INFORMATION

Schedule I

TIBRA TRADING AMERICA LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2012

Total member's equity	$	8,223,815
Member's equity not allowable for net capital		—
Total member's equity qualified for net capital		8,223,815
Deductions:		
Nonallowable assets:		
Nonallowable assets		(1,301,216)
Commodity futures contracts charge		(1,441,091)
Net capital before haircuts on securities positions		5,481,508
Deduct – haircuts on securities		(156,981)
Net capital		5,324,527
Net capital requirements		267,169
Excess net capital	$	5,057,358
Net capital less 10% of aggregate indebtedness	$	4,923,777
Total aggregate indebtedness		4,007,511
Ratio of aggregate indebtedness to net capital		75.3%

There are no material differences between the above computation and the Company's corresponding unaudited Form Focus Part II as of June 30, 2012 filed on July 25, 2012.

See accompanying report of independent registered public accounting firm.

Schedule II

TIBRA TRADING AMERICA LLC

Exemptive Provisions under Rule 15c3-3

June 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii) of that Rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Member
Tibra Trading America LLC:

In planning and performing our audit of the financial statements of Tibra Trading America LLC (the Company) as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 24, 2012



KPMG LLP
200 East Randolph Drive
Chicago, IL 60601-6436

SEC
Mail Processing
Section
AUG 2 9 2012
Washington DC
400

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member
Tibra Trading America LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Tibra Trading America LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting the assessment was zero;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 24, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **6/30/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068378 ARCA JUN
TIBRA TRADING AMERICA LLC
~~175 W JACKSON BLVD STE 497~~ 311 S. WACKER DR, 5400
~~CHICAGO IL 60604-2615~~ Chicago, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dan Deering (312)786-6749

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (**exclude interest**) (Ø)

N/A
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ N/A

H. Overpayment carried forward $(N/A)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tibra Trading America LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3rd day of August, 2012.

Head of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **7/1/2011** and ending **6/30/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,331,349
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	38,998,912
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	475,153
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	39,474,065
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	59,285,991
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,152,837
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	44,270
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 481,196	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	481,196
Total deductions	60,964,294
2d. SIPC Net Operating Revenues	$ (1,158,880)
2e. General Assessment @ .0025	$ Ø
	(to page 1, line 2.A.)